

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



February 28, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letter dated February 7, 2005 concerning the shareholder proposal submitted to GM by Thomas A. Hirsch and Nick Rossi. We also have received a letter on the proponents' behalf dated February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278





General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 17, 2004 from Thomas Hirsch and Nick Rossi (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal reads:

> Resolved, that shareholders of our company ask that our company become subject to the shareholder right of access to our company proxy statement afforded in the SEC's proposed Rule 14a-11, which would allow:
>
> 1) A shareholder or group that has held over 5% of our outstanding common shares for over two years to nominate up to a specified number of candidates (nominees) who are independent from both the nominating shareholder and our company for election to our board of directors and
>
> 2) Require our company to allow shareholders to vote for such nominees on our company proxy card and to make certain nominee qualification disclosures in our company's proxy statement.

Mr. Hirsch owns approximately 983 shares of GM common stock, and Mr. Rossi owns 525 shares. Together they own substantially less than one percent of all outstanding GM common stock.

General Motors intends to omit the proposal under Rule 14a-8(i)(8), on the grounds that the proposal relates to an election for membership on the company's board of directors. Recently, in Walt Disney Company (December 28, 2004), a virtually identical proposal submitted by stockholders who owned less than one percent of the corporation's outstanding voting stock was deemed upon reconsideration excludable under paragraph (i)(8).

Under the proposal, GM stockholders would "ask" that General Motors be subject to the shareholder access process that was proposed in revisions to Rule 14a-11 in the Commission's Release No. 34-48626 (October 14, 2003) (the "Release"). The procedure proposed in the Release provides in part that if a stockholder proposal requiring that the company become subject to Rule 14a-11 is submitted by one or more stockholders who have held in aggregate more than one percent of the company's voting securities for at least one year is approved by more than 50% of the votes cast, then a stockholder or group of stockholders holding more than five percent of the outstanding voting securities for at least two years would be entitled to nominate a certain number of candidates for election as directors and to have those candidates named in the company's proxy statement. Rule 14a-11 as proposed in the Release has not been adopted and has remained the subject of considerable debate. It should be noted, however, that the proponents of the current proposal would not be eligible to submit a direct acccess proposal under the proposed Rule 14a-11, even if the revised Rule were effective, since they hold less than one percent of GM's common stock.

The SEC stated, in Note 74 to the Release, that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, other than a direct access proposal (as described above)." Since the direct access procedure has not been approved and since the proponents, moreover, would not be eligible to submit a direct access proposal, Note 74 indicates that Rule 14a-8(i)(8) as it exists without reference to the Release should be applied to determine whether the current proposal may be omitted. The Staff has repeatedly permitted the omission of stockholder proposals under paragraph (i)(8) that seek to mount election contests, or to establish procedures that would make election contests more likely, reasoning that such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." Eastman Kodak Co. (February 28, 2003); see, e.g., Citigroup Inc. (April 14, 2003); Bank of New York Co., Inc. (February 28, 2003); and AOL Time Warner Inc. (February 28, 2003). See also Storage Technology Corp. (March 22, 2002); General Motors Corporation (March 22, 2001); Oxford Health Plans, Inc. (February 23, 2000). Such proposals are "more appropriately addressed under Rule 14a-11," rather than as Rule 14a-8 stockholder proposals. See Storage Technology Corp. The proposal does not comply with Rule 14a-11. As discussed above, the proposed shareholder access process contemplated by the current proposal is not presently part of Rule 14a-8, and even if Rule 14a-11 were revised to provide the process, the proponents do not have sufficient stock ownership to submit a proposal to trigger the process.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, John Chevedden is the representative for Mr. Hirsch and Mr. Rossi. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for Thomas Hirsch and Nick Rossi

12/16/2004 20:33 3103717872

EXHIBIT A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

RECEIVED

DEC 17 2004

OFFICE OF SECRETARY
DETROIT

To: A Larin
C: S. Colby

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi

Dec. 16-04

cc: Nancy E. Polis
Corporate Secretary
Ann Larin
PH: 313-665-4927
FX: 313-665-4979

Thomas A. Hirsch
257 E. 151st Street
Cleveland, OH 44110

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct joint communication to Mr. Chevedden and myself:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Thomas A. Hirsch
CO-FILER



Date

cc: Nancy E. Polis
Corporate Secretary
Ann Larin
PH: 313-665-4927
FX: 313-665-4978

3- Ballot Access for Director Nominees by Shareholders

Resolved, that shareholders of our company ask that our company become subject to the shareholder right of access to our company proxy statement afforded in the SEC's proposed Rule 14a-11, which would allow:

1) A shareholder or group that has held over 5% of our outstanding common shares for over two years to nominate up to a specified number of candidates (nominees) who are independent from both the nominating shareholder and our company for election to our board of directors and

2) Require our company to allow shareholders to vote for such nominees on our company proxy card and to make certain nominee qualification disclosures in our company's proxy statement.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholders only ratifying those candidates through their proxy ballots. Although shareholders may use their own proxy material to advance other director candidates, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in company proxy statements under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal owns less than 1% of our company's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of our company's shareholders.

I believe our company's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders.

Giving shareholders the ability to nominate director candidates on our company's proxy statement will make our board more responsive to shareholder interests. Such responsiveness is especially important now. Allowing shareholder access to our company proxy materials may strengthen our board's monitoring ability.

Ballot Access for Director Nominees by Shareholders
Yes on 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2005 FEB 22 PM 4:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Director Nominees by Shareholders
Shareholder: Nick Rossi

Ladies and Gentlemen:

The company makes the less than conclusive statement that Rule 14a-11 "has remained the subject of considerable debate."

Although the company claims that the proponents could not submit a direct access proposal, the company does not state that the proponents could not join with other shareholders to submit such a direct access proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden, Shareholder

cc: Nick Rossi
Anne Larin

3- Ballot Access for Director Nominees by Shareholders

Resolved, that shareholders of our company ask that our company become subject to the shareholder right of access to our company proxy statement afforded in the SEC's proposed Rule 14a-11, which would allow:

1) A shareholder or group that has held over 5% of our outstanding common shares for over two years to nominate up to a specified number of candidates (nominees) who are independent from both the nominating shareholder and our company for election to our board of directors and

2) Require our company to allow shareholders to vote for such nominees on our company proxy card and to make certain nominee qualification disclosures in our company's proxy statement.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholders only ratifying those candidates through their proxy ballots. Although shareholders may use their own proxy material to advance other director candidates, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in company proxy statements under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal owns less than 1% of our company's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of our company's shareholders.

I believe our company's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders.

Giving shareholders the ability to nominate director candidates on our company's proxy statement will make our board more responsive to shareholder interests. Such responsiveness is especially important now. Allowing shareholder access to our company proxy materials may strengthen our board's monitoring ability.

Ballot Access for Director Nominees by Shareholders
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal requests that GM become subject to the security holder nomination procedure set forth in proposed rule 14a-11.

Securities Exchange Act Release No. 34-48626 (Oct. 14, 2003), in which the Commission proposed rule 14a-11, stated that the staff had informed the Commission of its intention to take the position that a security holder proposal submitted pursuant to rule 14a-8 providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 would not be excludable under rule 14a-8(i)(8). The intended staff position described in Release No. 34-48626 represented a change in the staff's position under rule 14a-8(i)(8) that the staff believed was necessary in light of the operation and expected timing of proposed rule 14a-11.

Given the passage of time since the proposal of rule 14a-11 in Release No. 34-48626 without Commission action on that proposal, we have concluded that the position that the staff intended to take, as referred to in that release, regarding the application of rule 14a-8 to proposals providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 is no longer necessary or appropriate. In light of that conclusion, there appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sara D. Kalin
Attorney-Advisor